FactSet Research Systems Inc.

601 Merritt 7

Norwalk, Connecticut 06851

203.810.1000 / 203.810.1001 Fax

January 26, 2009

Via U.S. Mail and EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.
Form 10-K for the Fiscal Year ended August 31, 2008
Filed October 30, 2008
Form 10-Q for the Quarterly Period ended November 30, 2008
Filed January 9, 2009
Form 8-K filed on December 16, 2008
File No. 001-11869

Dear Mr. Krikorian:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), I am writing to request an extension for the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated January 23, 2009. FactSet wishes to submit its response to the Staff by February 23, 2009.

Should you have any additional questions or require more information, please contact me (203) 810-1813; rstern@factset.com.

Sincerely,

/s/ RACHEL R. STERN
Rachel R. Stern
Senior Vice President, General Counsel and Secretary

cc:	Ryan Rohn, United States Securities and Exchange Commission
Christine Davis, United States Securities and Exchange Commission
Peter Walsh, Executive Vice President, Chief Financial Officer and Treasurer (FactSet Principal Financial Officer)
Maurizio Nicolelli, Vice President and Comptroller (FactSet Principal Accounting Officer)